FINANCO SECURITIES, LLC
Statements of Financial Condition
December 31, 2020

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69251

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _1/1/2020_ AND ENDING _12/31/2020_
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Financo Securities, LLC**

OFFICIAL USE ONLY	
_____	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue - 3rd Floor
_____
(No. and Street)

New York   NY   10022
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Abrams   (212) 593-7385
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkowski, Tompkins, Weg & Caronella, CPA, P.C.
_____
(Name – *if individual, state last, first, middle name*)

278 Route 34   Matawan   NJ   07747
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of
                          information contained in this form are not required to respond
                          unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Scott Abrams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financo Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE M. COST
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01CO6388093
Qualified in New York County
Commission Expires February 25, 2023

Signature

FinOp

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DASZKOWSKI, TOMPKINS, WEG & CARBONELLA, P.C.

Certified Public Accountants & Advisors

Walter Daszkowski, CPA, PFS
Michele Tompkins, CPA
Mark Weg, CPA, PFS

Dan Carbonella, CPA
Michael R. Ferraro, CPA
Richard P. Wismer, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Financo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financo Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Financo Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Financo Securities, LLC's management. Our responsibility is to express an opinion on Financo Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Financo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.

Daszkowski, Tompkins, Weg & Carbonella, CPA, P.C.
We have served as Financo Securities, LLC auditor since 2015.
Matawan, NJ
February 26, 2021

26 Watchogue Road, Staten Island, NY 10314 • Tel. (718) 981-9600 • Fax (718) 981-9601
278 Route 34, Matawan, NJ 07747 • Tel. (732) 583-6500 • Fax (732) 583-0559
www.wdcpa.com

1

FINANCO SECURITIES, LLC
Statement of Financial Condition
December 31, 2020

		2020
Assets		
Cash	$	72,151
Accounts Receivable		25,000
Prepaid Expenses		3,023
Total Assets	$	100,174
Liabilities and Member's Equity		
Accounts Payable and Accrued Expenses	$	22,976
Member's Equity		
Member's Equity		77,198
Total Liabilities and Member's Equity	$	100,174

The accompanying notes are an integral part of these financial statements.

FINANCO SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

1 – Organization and Nature of Operations of Business

Financo Securities, LLC (the "Company"), is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a limited liability company with the State of Delaware on August 23, 2012, and became a broker-dealer on March 12, 2014 and is wholly-owned subsidiary of Financo, LLC (the "Parent" and sole "Member").

The Company engages in investment banking, financial advisory, capital-raising services, equity private placements, and merger and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2 – Significant Accounting Policies

Basis of presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows
For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from balances outstanding at the end of the year. Based on management's assessment of the credit history with clients having outstanding balances and current relationships with them it has been concluded that realization of losses on balances outstanding at year-end will be immaterial.

Income taxes
The Company is a single-member limited liability company that will be treated as a disregarded entity for tax purposes. Its income is includes in the Parent's tax return, as such, there is no income tax provision required on these financial statements. The Parent is subject to New York City Unincorporated Business Tax for the Company's income; therefore, the Company calculates the provision for income taxes on a standalone basis by applying the statutory tax rate to its income before taxes per books. This hypothetical tax provision is paid to the Parent for reporting and its payment to the tax authority.

3 – Revenue from Contracts with Customers

Significant judgements

Revenue from contracts with customers includes advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or it is determined that the engagement will not proceed (the agreement has been terminated or will not proceed due to changes in the economic conditions of the client). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Revenue from contracts with customers

Investment banking services	$30,626,903

4 – Fair Value Measurement

The Company follows FASB ASC Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are for identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities with unadjusted quoted prices in active market which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

As of December 31, 2020, none of the assets and liabilities was required to be reported at fair value on a recurring basis. The carrying value of non-derivative financials instruments, including cash, accounts receivable, prepaid expenses and accounts payable, approximate their fair values due to the short term nature of these financial statements. There were no changes in methods or assumptions during the year ended December 31, 2020.

5 – Commitments and Contingent Liabilities

The Company has evaluated commitments and contingencies in accordance with FASB ASC 440, *Commitments*, and FASB ASC 450, *Contingencies.* Management has determined that no significate commitments and contingencies exists as of December 31, 2020.

6 – Concentrations of Credit Risk for Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

7 – Guarantees

FASBC ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2020, the Company had net capital of $49,175 which exceeded requirements by $44,175. The Company's net capital ratio was .47 to 1.

9 – Related Party Transactions

The Company entered into an expense sharing agreement with the Parent. This Administrative Services Agreement with the Parent to provide personnel, premises, administrative, and financial related services. This agreement shall remain in effect until terminated by either party. All amounts due and owing under this agreement have been paid in full during 2020 and there is no balance outstanding among the parties as of December 31, 2020. For the period from January 1, 2020 to December 31, 2020, the amount paid by the Company under this agreement was $21,000.

The Company also pays certain income tax to the Parent during the year ended December 31, 2020. The amount paid was $247,500.

10 – COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. The financial statements do not include any adjustments that might result from the uncertainty relating to COVID-19.

11 – Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020, and to the day its financial statements were available to be issued. On December 16, 2020, Raymond James Financial, Inc. (NYSE: RJF), entered into a definitive agreement to acquire Financo Securities, LLC's parent company Financo LLC. The acquisition is currently under review by the Financial Conduct Authority and is anticipated to close during the second quarter of 2021.No additional material subsequent events were identified during this period.